     Morgan Stanley Institutional Fund, Inc. - Global Value Equity Portfolio

Item 77.C. Matters Submitted to a Vote of Security Holders

     At a Special Meeting of Stockholders held on August 27, 2009, the stockholders of Morgan Stanley Institutional Fund, Inc. - Global Value Equity
Portfolio ( the "Fund"), approved an Agreement and Plan of Reorganization between the Fund and Morgan Stanley Institutional Fund, Inc. - Global Franchise
Portfolio.

For: 1,821,630   Against: 28,486   Abstain: 39,492